Issuer Free Writing Prospectus

Dated February 20, 2019

Filed Pursuant to Rule 433

Registration Statement No. 333-221338

CBS CORPORATION

CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer:	CBS Corporation

Guarantor:	CBS Operations Inc.

Trade Date:	February 20, 2019

Settlement Date:*	March 5, 2019 (T+9)

Securities Offered:	4.200% Senior Notes due 2029

Size:	$500,000,000

Maturity:	June 1, 2029

Coupon:	4.200%

Yield to Maturity:	4.316%

Spread to Benchmark Treasury:	T+167 bps

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	99-26 / 2.646%

Price to Public:	99.033% of face amount plus accrued interest, if any, from March 5, 2019, if settlement occurs after that date

Purchase Price by Underwriters:	98.583% of face amount plus accrued interest, if any, from March 5, 2019, if settlement occurs after that date

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing December 1, 2019

Regular Record Dates:	May 15 and November 15

Optional Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+25 bps (at any time prior to March 1, 2029)

Par Call:	At any time on or after March 1, 2029

CUSIP / ISIN:	124857 AZ6 / US124857AZ68

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase

Net Proceeds (Before Expenses) to CBS:	$492,915,000

Use of Proceeds:	Our net proceeds from this offering are estimated to be approximately $492,015,000, after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering in the redemption of our $600 million outstanding aggregate principal amount of 2.300% senior notes due August 15, 2019.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

Ratings:**	Moody’s Investors Service: Baa2 Standard & Poor’s Ratings Services: BBB Fitch Ratings: BBB

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SMBC Nikko Securities America, Inc.

Co-Managers:

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

SG Americas Securities, LLC

BNY Mellon Capital Markets, LLC

Academy Securities, Inc.

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

*

It is expected that delivery of the 4.200% Senior Notes due 2029 (the “Senior Notes”) will be made against payment therefor in New York City on or about March 5, 2019, which will be the ninth business day following the date of pricing of the Senior Notes (such settlement cycle being referred to herein as “T+9”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the pricing date or the succeeding six business days will be required, by virtue of the fact that the Senior Notes initially will settle in nine business days, to specify alternative settlement arrangements to prevent a failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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